EXHIBIT 12.1

Cemtrex, Inc. and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

	(Unaudited) Fiscal Year		(Unaudited) Nine Months
	Ended September 30,		Ended
	2014	2015	June 30, 2016
Ratio of earnings to fixed charges	7.94	5.54	5.15

Deficiency of earnings to fixed charges (in thousands)	-	-	-

Fixed Charges
(a) interest expensed and capitalized	436,864	496,281	597,826
(b) amortized premiums, discounts and capitalized expenses related to indebtedness	-	55,000	139,000
(c) an estimate of the interest within rental expense	-	-	-
(d) preference security dividend requirements of consolidated subsidiaries	-	-	-
	436,864	551,281	736,826

Earnings
Plus
(a) pre-tax income from continuing operations before adjustment for income or loss from equity investees	3,030,196	2,501,024	3,059,294
(b) fixed charges	436,864	551,281	736,826
(c) amortization of capitalized interest	-	-	-
(d) distributed income of equity investees	-	-	-
(e) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	-	-	-
Less	-	-	-
(a) interest capitalized	-	-	-
(b) preference security dividend requirements of consolidated subsidiaries	-	-	-
(c) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	-	-	-
	3,467,060	3,052,305	3,796,120